October 29, 2024

David Tapolczay
Chief Executive Officer
Conduit Pharmaceuticals Inc.
4995 Murphy Canyon Road, Suite 300
San Diego, CA 92134

       Re: Conduit Pharmaceuticals Inc.
           Registration Statement on Form S-3
           Filed October 24, 2024
           File No. 333-282802
Dear David Tapolczay:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Todd Mason, Esq.